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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Heska Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
42805E-10-8
(CUSIP Number)
January 1, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS: CLS I-IV, LLC (formerly known as Charter Life Sciences I-IV, LLC)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS: A. Barr Dolan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		284,236

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		6,014,717

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		284,236

WITH:	8	SHARED DISPOSITIVE POWER:

		6,014,717

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,298,953

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS: Dr. Donald C. Harrison

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS: Fred M. Schwarzer

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		84,249

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		84,249

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.17%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	42805E-10-8

1	NAMES OF REPORTING PERSONS: Dr. Nelson Teng

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
	(a)	Name of Issuer: Heska Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 3670 Rocky Mountain Avenue, Loveland, Colorado 80538

Item 2.	(a)	Name of Person Filing:

This Schedule is filed by CLS I-IV, LLC (referred to herein as “CLS” and formerly known as Charter Life Sciences I-IV, LLC), A. Barr Dolan, Dr. Donald C. Harrison, Fred M. Schwarzer and Nelson Teng. Messrs. Dolan and Schwarzer and Drs. Harrison and Teng are managing members of CLS.

The entities and individuals named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office, or, if none, Residence:

c/o Charter Venture Capital 525 University Avenue, Suite 1400 Palo Alto, California 94301

	(c)	Citizenship:

CLS — Delaware Messrs. Dolan and Schwarzer and Drs. Harrison and Teng are United States citizens.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 42805E-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

See rows 5 through 11 of the cover pages for the Reporting Persons. On January 1, 2006, CLS disposed of all of the shares of Common Stock of the issuer CLS held of record. Such shares were distributed pursuant to a Dissolution Agreement between CLS and the Members and Managers of CLS, dated January 1, 2006. This Amendment to Schedule 13G is being filed to report the fact that CLS is no longer the record holder of five percent or more of the Common Stock of the Issuer.

By virtue of their relationships as managers of CLS, each of Messrs. Dolan and Schwarzer and Drs. Harrison and Teng (collectively the “Managers”) were identified as an entity or person, as applicable, who may have been deemed to be the beneficial owner of shares held of record by CLS in the original Schedule 13G filed to report the shares held of record by the Reporting Persons as of August 31, 2003. Following the disposition of the shares of Common Stock held of record by CLS, none of the Managers may be deemed to be the beneficial owner of five percent or more of the Common Stock of the Issuer by virtue of such Reporting Person’s relationship with CLS.

The shares of Common Stock distributed by CLS pursuant to the Dissolution Agreement referenced above were transferred to Charter Ventures L.P. (“CV I”) and Charter Ventures II, L.P. (“CV II”). Mr. Dolan is a general partner of CV I and CV II and by virtue of this relationship, may be deemed to be the beneficial owner of the shares beneficially owned by CV I and CV II, which are reported on the cover page for Mr. Dolan. The number of shares of Common Stock and options to purchase Common Stock held of record by CV I and CV II consist of (i) 986,510 shares held by CV I, (ii) 5,026,207 shares held by CV II, (iii) options to purchase 1,000 shares held by CV I and (iv) options to purchase 1,000 shares held by CV II. Mr. Dolan disclaims beneficial ownership with respect to the shares beneficially owned by CV I and CV II, except to the extent of his pecuniary interest therein. Mr. Dolan is also a director of the issuer and holds options to purchase 278,809 shares of Common Stock of the issuer. Mr. Schwarzer is the record holder of 84,249 shares of Common Stock of the issuer. The percent of class reported on Row 11 of the cover page for each of Mr. Dolan and Mr. Schwarzer are based on an aggregate of 50,252,928 shares of Common Stock of the Issuer outstanding on May 12, 2006 pursuant to the Form 10-Q of the issuer filed with the Securities and Exchange Commission on May 15, 2006.

Mr. Dolan will continue to report his beneficial ownership interests as required pursuant to his relationship with CV I and CV II and his relationship as a director of the issuer, as required, however, as a result of the distribution of the shares of the issuer held by CLS, Mr. Dolan and Mr. Schwarzer will no longer be deemed to be the beneficial owners of five percent or more of the Common Stock of the Issuer by virtue of Mr. Dolan’s and Mr. Schwarzer’s relationship with CLS.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 12, 2006

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer
Title: Managing Member

/s/ A. Barr Dolan

A. Barr Dolan

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison

/s/ Fred M. Schwarzer

Fred M. Schwarzer

/s/ Dr. Nelson Teng

Dr. Nelson Teng
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT I
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G/A need by filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Heska Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
Date: July 12, 2006

CLS I-IV, LLC

By:	/s/ Fred M. Schwarzer

Name: Fred M. Schwarzer
Title: Managing Member

/s/ A. Barr Dolan

A. Barr Dolan

/s/ Dr. Donald C. Harrison

Dr. Donald C. Harrison

/s/ Fred M. Schwarzer

Fred M. Schwarzer

/s/ Dr. Nelson Teng

Dr. Nelson Teng